Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269416
COHEN & STEERS INCOME OPPORTUNITIES REIT, INC.
SUPPLEMENT NO. 14 DATED JANUARY 13, 2025
TO THE PROSPECTUS DATED APRIL 12, 2024
This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Cohen & Steers Income Opportunities REIT, Inc., dated April 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to Cohen & Steers Income Opportunities REIT, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of February 1, 2025;
•to disclose the calculation of our December 31, 2024 net asset value (“NAV”) per share for each class of our common stock;
•to provide an update on the status of our current public offering;
•to otherwise update the Prospectus; and
•to update the “Experts” section of the Prospectus.
February 1, 2025 Transaction Price
The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of February 1, 2025 (and repurchases, if applicable, as of January 31, 2025) is as follows:

Transaction Price (per share)
Class T	$10.85
Class S	$10.85
Class D	$10.85
Class I	$10.85
Class F-T	$10.85
Class F-S	$10.85
Class F-D	$10.85
Class F-I	$10.71
The transaction price for each of our Class I shares and Class F-I shares is equal to such class's NAV per share as of December 31, 2024. A detailed presentation of the NAV per share is set forth below.
As of December 31, 2024, we had no Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares or Class F-D shares outstanding. As a result, the transaction price for each of our Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares and Class F-D shares is based on the NAV per share for our Class I shares as of December 31, 2024. Class P shares are not sold as a part of our public offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2024 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at https://www.cnsreit.com.
Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.
The following table provides a breakdown of the major components of our total NAV as of December 31, 2024 ($ and shares in thousands):

Components of NAV	December 31, 2024
Investments in real estate	$249,333
Investments in real estate-related securities	22,810
Cash and cash equivalents	6,542
Restricted cash	1,962
Acquisition and Financing Deposits	2,031
Other assets	1,898
Dividend payable	(557)
Other liabilities	(3,919)
Mortgages, net of deferred financing costs	(133,765)
Accrued performance participation allocation	(7)
Non-controlling interests in joint ventures	(5,009)
Net asset value	$141,319
Number of outstanding shares of common stock	12,812
The following table provides a breakdown of our total NAV and NAV per share of common stock by class as of December 31, 2024 ($ and shares in thousands, except per share data):

NAV Per Share	Class I	Class F-I	Class P	Total
Net asset value	$661	$240	$140,418	$141,319
Number of outstanding shares	61	22	12,729	12,812
NAV per share	$10.85	$10.71	$11.03
Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost. Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2024 valuation of our investments in real estate not valued at cost.

Property Type	Discount Rate	Exit Capitalization Rate
Community shopping center	9.07%	8.05%
Grocery-anchored shopping center	9.00%	7.75%

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269416
These assumptions are determined by our independent valuation advisor and reviewed by the Advisor. A change in these assumptions would impact the calculation of the value of our investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investments in real estate value:

Input	Hypothetical Change	Community Shopping Center Values	Grocery-Anchored Shopping Center Values
Discount Rate	0.25% decrease	1.69%	1.79%
(weighted average)	0.25% increase	(1.81)%	(1.79)%
Exit Capitalization Rate	0.25% decrease	1.57%	1.53%
(weighted average)	0.25% increase	(1.57)%	(1.79)%
Status of Our Current Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of our common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 52,491 shares of our common stock (consisting of 19,830 Class I shares and 32,661 Class F-I shares) for total proceeds of $0.6 million and 961 shares of our common stock (consisting of Class I shares and Class F-I shares) pursuant to our distribution reinvestment plan for a total value of $0.01 million. As of the date hereof, we have not sold any Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares or Class F-D shares. We intend to continue selling shares in the public offering on a monthly basis.
Updates to the Prospectus
The following disclosure supersedes and replaces the first paragraph in the section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor” and all other similar disclosures in the prospectus:
With the approval of our board of directors, including a majority of our independent directors, we have engaged SitusAMC, to serve as our Independent Valuation Advisor with respect to our real properties. SitusAMC will select (subject to the Advisor’s approval) and manage the process associated with third-party appraisal firms with respect to the valuation of our real property investments. The annual schedule will include twelve (12) monthly appraisals prepared by the Independent Valuation Advisor and one annual appraisal completed by a third-party appraisal firm. Investments in newly acquired properties will initially be valued at cost which is expected to represent fair value at that time, absent more recent market or investment-level information that makes it unreasonable to consider their fair value as equal to cost. In accordance with GAAP, we will determine whether the acquisition of a property qualifies as an asset acquisition or business combination. We capitalize acquisition-related costs associated with asset acquisitions and expense such costs related to business combinations. As such, the initial value of acquisitions that qualify as asset acquisitions will include transaction costs. Each property will then be valued by the Independent Valuation Advisor within the first full quarter following acquisition in the same calendar month of the quarter it was acquired (e.g. if a property is acquired in January, the first month of the first quarter, it will be appraised in April, the first month of the second quarter) and corroborated by a third-party appraisal, which is obtained no less than annually thereafter. Each third-party appraisal is reviewed by the Independent Valuation Advisor for reasonableness.

The following disclosure supersedes and replaces the twelfth paragraph in the section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments—Consolidated Properties” and all other similar disclosures in the prospectus:
Real property appraisals are reported on a “free and clear” basis, (i.e., any property-level indebtedness that may be in place is not incorporated into the valuation). The primary methodology used to value properties is expected to be the income approach, whereby value is derived by determining the present value of an asset’s stream of future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the capitalization and discount rate, and projections of future rent and expenses based on appropriate evidence. Other methodologies that may also be used to value properties include sales comparison and cost approaches. We have also engaged an independent third-party valuation provider to prepare monthly valuations of our property-level debt liabilities. All debt will be valued using widely accepted methodologies specific to each type of debt.
Experts
The following disclosure is added to the “Experts” section of the Prospectus.
The estimated market value of our investments in real estate as of December 31, 2024 presented under the section “December 31, 2024 NAV Per Share” of this Supplement has been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.